

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 28, 2009

<u>**Via U.S. Mail and Fax**</u>
Mr. Stephen Hamilton
Vice President - Finance
Lighting Science Group Corp.
2100 McKinney Avenue
Suite 1515
Dallas, TX 75201

      **RE: Lighting Science Group Corp.
             Forms 10-K for the fiscal year ended December 31, 2007
             Filed March 31, 2008 and
             Forms 10-Q for the periods ended March 30, June 30, and September
             30, 2008
             Filed May 14, August 14, and November 19, 2008, respectively
             File No. 0-20354**

Dear Mr. Hamilton:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director